Novatel Wireless, Inc.

9645 Scranton Road

San Diego, CA 92121

July 20, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief Kari Jin, Staff Accountant

Re:	Novatel Wireless, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed on March 16, 2007 Form 8-K Filed on May 1, 2007 File No. 000-31659

Dear Ms. Collins and Ms. Jin:

Novatel Wireless, Inc. (“Novatel”) is in receipt of your comment letter dated July 9, 2007 requesting a response within ten business days. The letter was addressed to Mr. Dan Halvorson whom Novatel no longer employs and, as a result, the appropriate department did not receive your letter until July 19, 2007. As a result, Novatel respectfully requests an extension of time to file a response. Per my telephone conversation with Ms. Kari Jin held on July 19, 2007, it is Novatel’s understanding that Novatel may timely file its responses by August 6, 2007.

Please feel free to contact me at (858) 812-0642 or Novatel’s outside counsel, Ms. Teri O’Brien at (858) 720-2520, if you have any questions regarding this letter.

Sincerely,

/s/ Trevor Renfield
Trevor Renfield
Senior Director of Finance
Novatel Wireless, Inc.